UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023
Commission File Number: 001-40324
Centerra Gold Inc.
(Translation of registrant's name into English)
1 University Avenue, Suite 1500
Toronto, Ontario
M5J 2P1
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

INCORPORATION BY REFERENCE

The Registrant’s Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021, included as Exhibit 99.1 of this Form 6-K and the Management’s Discussion and Analysis for the Years Ended December 31, 2022 and 2021, included as Exhibit 99.2 of this Form 6-K (Commission File No. 001-40324), furnished to the Commission on February 23, 2023, are incorporated by reference into the Registration Statement on Form S-8 (Commission File No. 333-257489) of the Registrant, Centerra Gold Inc.

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021
99.2	Management’s Discussion and Analysis For the Years Ended December 31, 2022 and 2021
99.3	Consent of Independent Registered Public Accounting Firm
99.4	Consent of Jean-Francois St-Onge
99.5	Consent of Lars Weiershäuser
99.6	Consent of W. Paul Chawrun
99.7	Consent of Anna Malevich

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Centerra Gold Inc.
(Registrant)

Date: February 23, 2023	/s/ Paul Wright
Paul Wright
Interim President and CEO